Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	Stokes@BlankRome.com

February 25, 2011

Ms. Linda Sterling

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Satuit Capital Management Trust (the “Trust”)
SEC File Numbers:  333-45040; 811-10103

Dear Ms. Sterling:

On behalf of the Trust, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s Post-Effective Amendment No. 16/17 filed with the Commission on Form N-1A on December 30, 2010.

We have set forth below, in boldface type, the text of each comment, followed by the Trust’s responses.

Cover Page

1.

Comment.  If applicable, state the name of each class of securities offered by the Satuit Capital Micro Cap Fund (the “Fund”).

Response: The Fund only offers a single class of shares, therefore, no revision has been made in response to Comment No. 1.

Fees and Expenses

2.

Comment.  Delete footnote 1 and add the applicable disclosure from such footnote to the Redemption Fee line item in the table.

Response: The Fund hereby deletes footnote 1 and has revised the Redemption Fee line item in the table to read in its entirety as follows:

Redemption Fee (as a percentage of amount redeemed within 360 days of purchase)

3.

Comment.  Revise the Fee Waiver and/or Expense Reimbursements and/or Expense Recoupment line item to reflect that the amount referenced is a Recoupment and not a Waiver or Reimbursement.

Response:  The Fund hereby deletes the line item in its entirety and has included the amounts payable to the Adviser as reimbursement for fees waived within the prior three years in accordance with the Fund’s expense reimbursement agreement in the “Other Expenses” line item.

4.

Comment.  Revise footnote 2 regarding the expense limitation agreement to include the termination date of the agreement.  If the agreement is not continued for the entire period during which the Fund expects to use this prospectus, please delete reference to it.  In addition, if the Adviser is permitted to terminate the agreement at any time other than the end of a term, please delete reference to the agreement.

Response:  The Fund hereby deletes the line item in its entirety and has included the amounts payable to the Adviser as reimbursement for fees waived within the prior three years in accordance with the Fund’s expense reimbursement agreement in the “Other Expenses” line item.

Principal Investment Strategies

5.

Comment.  Provide the factors considered by the Adviser when selecting portfolio securities which the Adviser determines exhibit reasonable valuations and favorable growth prospects.

Response:  The Fund hereby adds the following disclosure:

The factors the Adviser considers when determining whether a security exhibits reasonable valuation and favorable growth prospects, respectively, include a company’s forward price to earnings multiple as compared to its forward earnings per share projection and a company’s revenue, margin, balance-sheet and cash flow characteristics.

Past Performance

6.

Comment.  Delete the footnotes to the Average Annual Total Returns table.  Also, delete the parenthetical “(reflects no deduction for fees, expenses or taxes)”.

Response:  The Fund hereby deletes the footnotes and parenthetical as requested.

Management

7.

Comment.  Clarify whether portfolio management decisions are made by a team or by Mr. Sullivan.  If by Mr. Sullivan only, delete reference to the other members of the investment committee from the Summary Section.

Response:  The Fund hereby confirms that portfolio management decisions are made by the members of the investment committee as a team.

Purchase and Sale of Fund Shares

8.

Comment.  Delete the last sentences of the “Purchase and Sale of Fund Shares” paragraph.

Response:  The Fund hereby deletes the sentences as requested.

Additional Information About Investment Objectives, Investment Strategies, Related Risks and Portfolio Holdings – Investment Objective and Investment Strategies

9.

Comment.  State that 60 days notice would be provided before changing the Fund’s investment objective.

Response:  The Fund hereby adds the requested disclosure.

Frequent Trading

10.

Comment.  Provide more specific disclosure describing the policies and procedures used to discourage and prevent excessive trading.

Response:  The Fund hereby revises the applicable disclosure to state the following:

Because of the potential harm to the Fund and its long term shareholders, the Board has approved policies and procedures that are intended to discourage and prevent excessive trading and market timing abuses by imposing a redemption fee applicable to redemptions of shares within 360 days of purchase, equal to 2.00% of the amount redeemed, and monitoring accounts for frequent activity.

*    *    *    *    *    *    *    *    *    *

In connection with the foregoing responses to the above comments, the Trust acknowledges that:

•

•       the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

•       the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary Stokes

Mary Stokes